Consent of Independent Registered Public Accounting Firm

The Board of Directors

KWESST Micro Systems Inc.

We, KPMG LLP, consent to the inclusion in this Form F-1 Registration Statement dated August 1, 2023  (the "Registration Statement") of KWESST Micro Systems Inc. being filed with the United States Securities and Exchange Commission, of our report dated January 27, 2023, on the consolidated balance sheets of the Company as of September 30, 2022 and 2021, the related consolidated statements of net loss and comprehensive loss, shareholders' equity (deficit), and cash flows for each of the years in the two-year period ended September 30, 2022, and the related notes, which is included herein, and to the reference to our firm under the heading "Experts" included in the Registration Statement.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

August 1, 2023

Ottawa, Canada